

OFFERING MEMORANDUM

facilitated by



Lucky Goat Brewing, LLC

Form C
Offering Memorandum

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

(A)   BASIC INFORMATION ABOUT THE COMPANY

Name of Company	Lucky Goat Brewing, LLC
State of Organization	Massachusetts
Date of Formation	9/3/19
Entity Type	LLC
Street Address	379 Main Street, Wareham, MA, 02571
Website Address	https://www.luckygoatbrewing.com/

(B)   DIRECTORS AND OFFICERS OF THE COMPANY

Key Person 1		Aaron Perry
Positions with the Company		
	Title	Co-Founder, Head Brewer
	Duration	2019 - Present
Business experience (last three years)		Self-employed
Principal occupation (last three years)		Self-employed Brewer
Has this person been employed by anyone else in the last three years?		No
Other employer information (if any)		N/A	N/A

Key Person 2	Caitlin Hurd
Positions with the Company Title Duration	Co-Founder 2019 - Present
Business experience (last three years)	Digital Marketing Manager

INTENDED FOR REVIEW BY POTENTIAL INVESTORS ON MAINVEST ONLY. DO NOT COPY OR DISTRIBUTE.

Principal occupation (last three years)	Digital Marketing Manager at Eve's Addiction	
Has this person been employed by anyone else in the last three years?	No	
Other employer information (if any)	N/A	N/A

Key Person 2	Kendall Peabody	
Positions with the Company Title Duration	Co-Founder 2019 - Present	
Business experience (last three years)	Self-Employed CPA	
Principal occupation (last three years)	Public Accountant	
Has this person been employed by anyone else in the last three years?	No	
Other employer information (if any)	N/A	N/A

(c)   EACH PERSON WHO OWNS 20% OR MORE OF THE VOTING POWER

Aaron Perry
Caitlin Hurd
Kendall Peabody

(d)   THE COMPANY'S BUSINESS AND BUSINESS PLAN

BUSINESS MODEL
Lucky Goat Brewing LLC is seeking to become the first brewery in Wareham, MA. Our goal is to create a place where individuals will be able to come, relax with their friends and families, and enjoy a well-made brew using local ingredients.
A majority of Lucky Goat Brewing sales will come straight from the taproom, which concurrently provides the best experience for the drinkers, the fastest cash turnover, and the highest profit percentage. Customers will also have the option to purchase canned beer to take home. Cans and kegs will also be sold to various sold bars.
Our main goal is to provide a unique range of great beers that will satisfy a range of customers. These include classic "beers made to style" for those beer connoisseurs, hoppy IPAs for those hop heads, and a selection of experimental beers for those that wish to explore the limits of beer itself.

INDUSTRY HIGHLIGHTS
Craft beer is a $27.6 billion market.
Craft beer is the fastest growing segment of the beer market.
The tap-room model has been proven to have high margins.

THE MARKET
In the last few years the craft beer industry has gone through some radical changes which has not only caused massive growth, but has changed the very landscape of the market. While this growth has caused some to fear an over-saturation, this notion itself is being countered by the increased number of craft

beer drinkers entering the market. This is mainly the result of the culture clearing the industry's two main hurdles: Cost and taste.

The customers as a whole have shown that they are willing to pay more for better quality. This is true not only for beer, but for the food industry as well. No longer do college student go straight for the cheapest option; in many cases the first beer they try is craft. In addition, while in the past craft beer's "interesting flavors" would drive people off, now it's one of the biggest draws. Customer will make plans to seek out these flavors, in many cases planning their day around it, and then posting about the experience on social media.

The biggest shift, however, is how people have come to view breweries themselves. In the beer industry, (as well as in the food, art, crafts, and pretty much every industry), individuals have shown a bigger interest in enjoying local flavor. It something a community takes pride in. While this mentality has begun to hurt the regional craft breweries brands such as Samual Adams, this has helped in the rise of small "mom and pop" breweries. These smaller breweries themselves have now become the "watering holes" for many communities. Parents will often bring their children and pets to meet up with other families on weekends and eat from local food trucks. Community event will happen at these breweries and the brewery itself helps support the community through various charity work. All of this has given the small, local breweries an advantage over not only the regional breweries, but also the macro breweries such as Anheuser-Busch InBev. While some hold-out customers may not leave their trusty Bud Light behind for a far-away regional brand, a local brew with a local story may just have a shot.

OUR COMPETITORS

As of November 1st, 2019, there are currently no direct competitors for Lucky Goat Brewery LLC. From a brewery standpoint, the closest competitor is over 20 minute drive away while the next one is over a half hour. And while Cape Cod has experienced rapid growth, the area of Wareham itself, often called the "Gateway to the Cape," and the surrounding towns, have have yet to be tapped. As noted above, Wareham itself has little in the ways of craft beer bars. These bars themselves have expressed interest in having more local beer on tap and would be interested clients.

(E)   NUMBER OF EMPLOYEES

The Company currently has 3 employees.

(F)   RISKS OF INVESTING

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

These securities are offered under an exemption from registration under federal law. The U.S. Securities and Exchange Commission (the "SEC") has not made an independent determination that these securities are exempt from registration. The SEC has not passed upon the merits of the securities or the terms of the offering, and has not passed upon the accuracy or completeness of the offering documents or literature.

These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) TARGET OFFERING AMOUNT AND OFFERING DEADLINE

Target Offering Amount	$50,000
Offering Deadline	February 21st, 2020

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned.

(H) COMMITMENTS THAT EXCEED THE TARGET OFFERING AMOUNT

Will the company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering (it may not exceed $1,070,000)?	$107,000
If Yes, how will the company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) HOW THE COMPANY INTENDS TO USE THE MONEY RAISED IN THE OFFERING

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Improvement and repairs to building	$47,000	$80,000
Additional equipment to increase Growth	$0	$20,580
Compensation to MainVest	$3,000	$6,420
TOTAL	$50,000	$107,000

(J) THE INVESTMENT PROCESS

To Invest
- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the *Invest* button
- Follow the instructions

To Cancel Your Investment
Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process
- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.

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- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the Educational Materials.

(K)   MATERIAL CHANGES

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. A material change could be good or bad. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L)   PRICE OF THE SECURITIES

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

(M)   TERMS OF THE SECURITIES

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." Many of the terms of the Notes are set forth in a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage*	5.0 - 10.7%**
Payment Deadline	12 / 31 / 2026
Maximum Payment Multiple	
- Early Investors***	1.5 x
- All Other Investors	1.35 x
Sharing Start Date	The first day after disbursement that the company has revenues greater than one ($1) dollar

First Payment Date	Thirty (30) days after the last day of the calendar quarter ending not less than Sixty (60) days after the sharing start date.
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	1.51 %

*as further defined in the note agreement

**The rate of revenue sharing is calculated on a linear scale between the stated rates and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases.

For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$50,000	5.0%
$64,250	6.4%
$78,500	7.9%
$97,500	9.8%
$107,000	10.7%

*** To reward early participation, the investors who contribute the first $25,000 raised in the offering will receive a 1.5x cap. Investors who contribute after $25,000 has been raised in the offering will receive a 1.35x cap.

Your Right to Payments under the Note
Your right to payments under the Note is set forth in the Note, together with a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital
Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer
You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:
- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.

- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security
The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes
The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities
The Company has outstanding the following securities:

Name of Security	Limited Liability
Number of Shares Outstanding	N/A
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	N/A
How These Securities Differ from the Promissory Notes Offered to Investors	N/A

Dilution of Rights
The Company has the right to create additional classes of securities, both equity securities and debt securities (*e.g.*, other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company
Each of these people owns 20% or more of the total voting power of the Company:

Name	Percentage of Voting Rights
Aaron Perry	33.3%
Caitlin Hurd	33.3%
Kendall Peabody	33.3%

How the Exercise of Voting Rights Could Affect You
You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

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How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N)   THE FUNDING PORTAL

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O)   COMPENSATION OF THE FUNDING PORTAL

MainVest will be paid 6.0% of the final offering amount, upon the successful completion of the offering. MainVest does not receive compensation if the offering does not succeed. MainVest, Inc. owns no interest in the Company, directly or indirectly, and will not acquire an interest as part of the Offering, nor is there any arrangement for MainVest to acquire an interest.

(P)   INDEBTEDNESS OF THE COMPANY

Creditor	Amount	Interest Rate	Maturity Date	Other Important Terms
Thomas Frizelle	$24,000		2/1/2019	12k due on February 1st, remainder due in 1k monthly installments

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(Q)   OTHER OFFERINGS OF SECURITIES WITHIN THE LAST THREE YEARS

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

(R)   TRANSACTIONS BETWEEN THE COMPANY AND "INSIDERS"

The Company has not made any business transaction, including stock purchases, salaries, property rentals, consulting arrangements, guaranties, etc.

(S)   THE COMPANY'S FINANCIAL CONDITION

The Company was established in September, 2019. As such, there are limited financial statements and information for the investor to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

As of the date of this Form C, the Company has debt of $24,000 outstanding and a cash balance of $10,384. This debt is sourced primarily from Thomas Frizelle and will be senior to any investment raised on MainVest. In addition to the Company's outstanding debt and the debt raised on MainVest, the Company may require additional funds from alternate sources at a later date.

(T)   THE COMPANY'S FINANCIAL STATEMENTS

Please see Appendix B for historical financial statements.

Pro Forma Income Statement
In order to illustrate its future earning potential, the Company has provided a summary of its 5-year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the company and utilizing any pro forma provided by the Company for making investment decisions.

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$780,000	$1,443,000	$1,731,600	$1,991,340	$2,290,041
Cost of goods sold	$130,000	$240,500	$288,600	$331,890	$381,674
Gross profit	$650,000	$1,202,500	$1,443,000	$1,659,450	$1,908,368
Operating Expenses					
Rent	$33,600	$33,600	$33,600	$33,600	$33,600
Equipment lease	$2,000	$2,050	$2,101	$2,154	$2,208
Utilities	$24,000	$44,400	$53,280	$61,272	$70,463
Insurance	$20,000	$20,500	$21,013	$21,538	$22,076
Advertising	$200	$205	$210	$215	$221
Legal & Professional	$3,000	$3,075	$3,152	$3,231	$3,311
Repairs & Maintenance	$10,000	$18,500	$22,200	$25,530	$29,360
Payroll	$40,000	$74,000	$88,800	$102,120	$117,438
Taxes/Excise/etc	$1,400	$2,590	$3,108	$3,574	$4,110
Capital improvements/Equipment	$200,000	$205,000	$210,125	$215,378	$220,763
Supplies/cleaning product/misc	$17,500	$17,938	$18,386	$18,846	$19,317
Other costs	$2,500	$2,563	$2,627	$2,692	$2,760
Total	$354,200	$424,420	$458,601	$490,150	$525,626
Operating Profit	$295,800	$778,080	$984,399	$1,169,300	$1,382,742

(U)   DISQUALIFICATION EVENTS

The answer for the Company is No, none of the designated people committed any of the prohibited acts, ever.

Explanation
A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read

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more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts <u>before</u> May 16, 2016.

(V)   UPDATES ON THE PROGRESS OF THE OFFERING

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

(W)   ANNUAL REPORTS FOR THE COMPANY

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year.

It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X)   OUR COMPLIANCE WITH REPORTING OBLIGATIONS

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y)   OTHER INFORMATION PROSPECTIVE INVESTORS SHOULD KNOW ABOUT

N/A

ADDITIONAL INFORMATION INCLUDED IN THE FORM C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$0	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$0	$0

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V